1 March 2002

02015805

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

**Severn Trent Plc**
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severn-trent.com

Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW

The File Desk (Ref 822819)
Securities Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 205549
USA

RECEIVED
MAR 1 1 2002
143

Dear Sir/Madam

I enclose a copy of a Company Announcement released today.

SUPPL

Yours faithfully,

M. Woodall

Michelle Woodall
Senior Company Secretarial Assistant

PROCESSED
MAR 2 7 2002
THOMSON
FINANCIAL P

Enc.

dlw 3/13

Announcement Body Information:
PRELIMINARY ANNOUNCEMENT OF FINAL RESULTS FOR THE YEAR ENDING 31 MARCH 2002

Severn Trent Plc will announce its Final Results for the year ending 31 March 2002 on 11 June 2002.

At the same time the Company will also recommend the payment of a final dividend on the Company's Ordinary Shares of 65 5/19 pence each for the year ending 31 March 2002.

Associated dates relating to the payment of this final dividend for the year ending 31 March 2002 are as follows:

| | |
|---|---|
| Ex Dividend Date | 26 June 2002 |
| Record Date | 28 June 2002 |
| Payment Date | 1 October 2002 |